SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Earnings Release - Copa Holdings Reports Earnings of US$17.4 Million for 4Q05 and
Record Earnings of US$82.7 Million for Full Year 2005

Copa Holdings Reports Earnings of US$17.4 Million for 4Q05 and Record Earnings of US$82.7 Million for full year 2005

Panama City, Panama --- March 30, 2006.  Copa Holdings S.A. (NYSE: CPA), parent company of Copa Airlines and AeroRepublica, today announced financial results for the fourth quarter of 2005 (4Q05) and full year 2005. The terms “Copa Holdings” or “the Company” make reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and AeroRepublica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings recorded net income of US$17.4 million for 4Q05 and record net income of US$82.7 million for full year 2005, representing earnings per share of US$0.41 for 4Q05 and US$1.93 for full year 2005, beating average estimates of US$0.33 for 4Q05 and US$1.83 for full year 2005 (Source: I/B/E/S consensus estimates).

•	EBITDAR increased by 36.4% to US$36.4 million in 4Q05 from US$26.7 million in 4Q04, representing an EBITDAR margin of 20.3%.

•	Operating income for 4Q05 rose 56.0% to US$23.2 million from US$14.8 million in 4Q04. Operating margin stood at 12.9%, a decrease of 1.0 percentage points below 4Q04.

•

Revenue passenger miles (RPMs) increased 64.1% from 663 million in 4Q04 to 1,088 million in 4Q05. Available seat miles (ASMs) increased 62.7% from 952 million in 4Q04 to 1,549 million in 4Q05. As a result average load factor increased 0.6 percentage points to 70.2%.

•

Total revenues increased to US$179.6 million, representing growth of 68.4%.  Yield per passenger mile increased 5.8% to 15.30 cents and operating revenue per available seat mile (RASM) increased 3.5% to 11.59 cents.

•	Operating cost per available seat mile (CASM) increased 4.7% from 9.64 cents in 4Q04 to 10.10 cents in 4Q05. However, CASM excluding fuel decreased 11.7% from 7.67 cents in 4Q04 to 6.77 cents in 4Q05.

•	During 4Q05, Copa Airlines took delivery of its first two Embraer-190 aircraft, increasing its fleet size to 24 aircraft.

•	For full year 2005, Copa Airlines reported an on-time performance of 92.2% and a flight-completion factor of 99.6%, placing the airline among the best in the industry.

•	In January 2006, Copa Airlines began a second daily flight to Santiago (Chile) and a fourth daily flight to Guatemala.

•

On March 1, 2006, AeroRepublica joined OnePass, Continental Airlines’ award-winning frequent flyer program and announced a refleeting program.  The refleeting program will begin with the introduction of five new Embraer-190 aircraft of which two will be delivered in the second half of 2006.

•

On March 28, 2006, Copa Airlines announced five new destinations to which it will begin service in the second half of 2006:  Port of Spain (Trinidad and Tobago) Manaus (Brazil), Santiago de los Caballeros (Dominican Republic), Montevideo (Uruguay) and San Pedro Sula (Honduras).

Consolidated Financial & Operating Highlights	4Q05	4Q04	% Change	3Q05	% Change

Revenue Passenger Miles (RPM) (mm)	1,088	663	64.1%	1,131	-3.8%
Available Seat Miles (ASM) (mm)	1,549	952	62.7%	1,535	1.0%
Load Factor	70.2%	69.7%	0.6p.p	73.7%	-3.5p.p
Passenger Revenue per ASM (US$ cents)	10.75	10.08	6.7%	10.86	-1.0%
Operating Revenue per ASM (US$ cents) (“RASM”)	11.59	11.20	3.5%	11.60	0.0%
Operating Cost per ASM (US$ cents) (“CASM”)	10.10	9.64	4.7%	9.25	9.2%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.77	7.67	-11.7%	6.37	6.3%
Breakeven Load Factor	61.1%	57.9%	3.2p.p	58.4%	2.7p.p
Operating Revenues (US$ mm)	179.6	106.7	68.4%	177.9	1.0%
EBITDAR (US$ mm) *	36.4	26.7	36.4%	48.5	-24.9%
EBITDAR Margin *	20.3%	25.0%	-4.8p.p.	27.3%	-7.0p.p
Operating Income (US$ mm)	23.2	14.8	56.0%	36.1	-35.8%
Operating Margin	12.9%	13.9%	-1.0p.p	20.3%	-7.4p.p
Net Income (US$ mm)	17.4	11.9	46.3%	27.7	-37.2%
Earnings per Share (US$)	0.41	0.28	46.3%	0.65	-37.2%
Weighted Average Number of Shares (000)	42,813	42,813	0.0%	42,813	0.0%

*EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. We present EBITDAR  because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S COMMENTS ON 4Q05 RESULTS

The fourth quarter of 2005 marked a strong ending to an excellent year.  Copa Holdings reported net income of US$17.4 million for the fourth quarter of 2005, which compares favorably to US$11.9 million in net income reported for the same quarter the previous year, despite high fuel costs experienced during the quarter.

Copa Holdings experienced a 68.4% increase in operating revenues, driven mainly by a 29.7% increase in Copa Airlines related operating revenues and the consolidation of US$41.3 million in operating revenues from AeroRepublica operations.   Load factors and yields increased while capacity (measured in available seat miles or “ASMs”) increased by 62.7%. This was a result of higher demand for air travel and generally improved economic conditions in the region, as well as the consolidation of Copa Airlines’ Hub of the Americas as the preferred connection center in the region.

Operating costs for the quarter increased 70.4% to US$156.5 Million, as a result of a 62.7% increase in capacity and record high jet fuel prices. As a consequence, total unit cost, as measured by operating cost per available seat mile, increased 4.7% to 10.10 cents.  Excluding fuel expense, operating expenses rose 43.7% while unit costs decreased 11.7% to 6.77 cents.

Consolidated earnings before interest, taxes, depreciation, amortization and rents (“EBITDAR”) rose 36.4% to US$36.4 million from US$26.7 million in 2004. EBITDAR margins decreased by 4.8 percentage points to 20.3%. Operating income rose 56.0% to US$23.2 million in 2005 from US$14.8 million in 2004. Operating margins declined 1.0 percentage points to 12.9% as a result of the consolidation of AeroRepublica.

Copa Holdings continues strengthening its financial position. The Company ended the quarter with US$140.7 million in cash, cash equivalents, short-term and long-term investment, as well as approximately US$35.5 million in committed credit lines. During the quarter, Copa Airlines arranged financing for the purchase of six Embraer 190 aircraft, two of which were delivered in the fourth quarter of 2005 and four of which will be delivered during 2006.

With the delivery of the first two Embraer-190 aircraft, which increased Copa Airlines fleet to 24 aircraft, we continue our commitment to maintaining a modern and efficient fleet, which offer substantial cost savings in terms of fuel efficiency and maintenance costs, as well as contributing to our industry leading on-time performance and reliability.  The addition of this new aircraft type is an integral part of our strategy of incorporating attractive new markets into our route network.

Looking forward, in 2006, we will continue to focus on maintaining a competitive low cost structure, strengthening our hub by growing our route network and increasing flight frequencies – thereby, providing more choices to our passengers and delivering a world class product with industry leading on time performance.

For Copa Airlines, the addition of 6 aircraft, for a total of 30 aircraft at the end of 2006, will support its continued expansion and the strengthening of its hub.  Additionally, AeroRepublica’s refleeting program, will introduce the airline with modern and efficient Embraer aircraft that will better balance capacity and demand in its network.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q05 totaled US$179.6 million, a 68.4% increase over operating revenue of US$106.7 million in the same period in 2004, mainly due to a 29.7% increases in Copa Airlines’ passenger and cargo revenues and the consolidation of US$41.3 million in operating revenues from AeroRepublica.

Copa Airlines operating revenue

Copa Airlines operating revenues for 4Q05 totaled US$138.4 million, a 29.7% increase over operating revenues of US$106.7 million in the same period in 2004.  This increase was primarily due to a 32.0% increase in passenger revenues.

Passenger revenue. For 4Q05 passenger revenue totaled US$126.7 million a 32.0% increase over passenger revenue of US$96.0 million in the same period in 2004. This increase resulted primarily from the addition of capacity (ASMs increased by 22.4% in 4Q05 as compared to 4Q04), higher overall load factor (load factor increased from 69.7% in the 4Q04 to 74.2% in 4Q05), and an increase in passenger yield which rose by 1.3% to 14.65 cents.

Cargo, mail and other. Cargo, mail and other totaled US$11.7 million in 4Q05, a 9.5% increase over cargo, mail and other of US$10.7 million in 4Q04. This increase was primarily the result of higher cargo revenues resulting from rate increases in 4Q05.

AeroRepublica operating revenue

During 4Q05, AeroRepublica generated operating revenue of US$41.3 million. This represented an increase of 2.6% over 3Q05.  Capacity increased by 8.1% compared to 3Q05, while traffic (RPMs) decreased by 3.3%, leading to a load factor of 58.2% for 4Q05.

Operating expenses

For 4Q05, growth in Copa Airlines’ operations, higher fuel prices, and the consolidation of US$41.1 million in operating expenses from AeroRepublica resulted in consolidated operating expenses totaling US$156.5 million, a 70.4% increase over operating expenses of US$91.8 million for 4Q04.  Excluding the consolidation of the AeroRepublica, operating expenses increased by 25.8% when compared to 4Q04.  An overview of the major variances on a consolidated basis follows.

Aircraft fuel. For 4Q05, aircraft fuel totaled US$51.6 million, a 174.4% increase over aircraft fuel of US$18.8 million in 4Q04. This increase was primarily a result of record high fuel costs, higher fuel consumption due to increased capacity of Copa Airlines, and the consolidation of US$17.2 million in AeroRepublica’s aircraft fuel expenses.

Salaries and benefits. For 4Q05, salaries and benefits totaled US$21.6 million, a 37.4% increase over salaries and benefits of US$15.7 million in 4Q04. This increase was primarily a result of an overall increase in operating headcount due to the increased capacity of Copa Airlines and the consolidation of US$4.4 million in AeroRepublica’s salaries and benefits expenses.

Passenger servicing. For 4Q05, passenger servicing totaled US$14.5 million, a 43.0% increase over passenger servicing of US$10.1 in 4Q04. This increase was primarily a result of an increase in Copa Airlines’ capacity and traffic, and the consolidation of US$2.3 million in AeroRepublica’s passenger servicing expenses.

Commissions. For 4Q05, commissions totaled US$13.6 million, a 79.0% increase over commissions of US$7.6 million in 4Q04. This increase was primarily a result of higher passenger revenue in Copa Airlines and the consolidation of US$4.2 million in AeroRepublica’s commission expenses.

Aircraft rentals. For 4Q05, aircraft rentals totaled US$8.3 million, a 106.5% increase over aircraft rentals of US$4.0 million in 4Q04. This increase was primarily a result of two additional leased Boeing 737-Next Generation aircraft at Copa Airlines and the consolidation of US$2.6 million in AeroRepublica’s leasing expenses.

The remaining operating expenses totaled US$47.0 million in 4Q05, an increase of US$11.4 million over US$35.6 million in 4Q04, of which US$10.5 million resulted from the consolidation of AeroRepublica.

Copa Airlines operating expenses

Copa Airlines operating expenses per available seat mile increased 2.8% to 9.91 cents in 4Q05 compared to 4Q04.  Excluding fuel, operating expenses per available seat mile decreased 9.2% to 6.96 cents in 4Q05 compared to 4Q04.

Aircraft fuel. For 4Q05 aircraft fuel totaled US$34.4 million, an 82.9% increase over aircraft fuel expense of US$18.8 million in the same period in 2004. This increase was primarily a result of a 39.8% increase in the average price per gallon of jet fuel (US$2.20 in 4Q05 as compared to US$1.57 in 4Q04) and the consumption of 19.3% more fuel due to a 14.2% increase in departures and an increase in average stage length.

Salaries and benefits. For 4Q05, salaries and benefits totaled US$17.2 million, a 9.5% increase over salaries and benefits of US$15.7 million in the same period in 2004. This increase was primarily a result of an overall increase of 12.5% in headcount at period end in 2005 versus the same period end in 2004, mainly to cover increased operations.

Passenger servicing. Passenger servicing totaled US$12.2 million for 4Q05, a 20.9% increase over passenger servicing of US$10.1 million in 4Q04. This increase was primarily a result of Copa Airlines’ 22.4% increase in capacity and 30.3% increase in traffic.

Commissions. Commissions totaled US$9.5 million for 4Q05, a 24.2% increase over commissions of US$7.6 million in 4Q04. This increase was primarily a result of a 32.0% increase in passenger revenue, partially offset by lower average commissions.

Reservations and sales. Reservations and sales of US$6.4 million for 4Q05, remained unchanged over 4Q04, primarily a result of a 12.4% increase in charges related to global distribution systems which was offset by lower costs related to the insourcing of a general sale agent during the same period in 2004.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$6.0 million in 4Q05, a 2.1% increase over maintenance, materials and repairs of US$5.8 million in 4Q04. This increase was primarily a result of higher rates related to our engine maintenance cost per hour program which was partially offset by lower event-related costs as compared to 4Q04.

Depreciation. Depreciation totaled US$4.9 million in 4Q05, a 17.1% decrease over depreciation of US$5.9 million in 4Q04. This decrease was primarily due to lower depreciation related to non-aircraft related assets.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased from US$8.0 in 4Q04 to US$10.4 million in the same period in 2005, primarily a result of Copa Airlines’ 22.4% increase in capacity.

Aircraft rentals. Aircraft rentals totaled US$5.7 million in 4Q05, a 42.3% increase over aircraft rentals of US$4.0 million in 4Q04. This increase was a result of the addition of three leased Boeing 737-Next Generation aircraft with delivery months of December 2004, February 2005 and May 2005.

Other. Other expenses totaled US$8.9 million in 4Q05, a 5.4% decrease over other expenses of US$9.5 million in 4Q04. This decrease was primarily a result of lower OnePass frequent flyer related expenses.

AeroRepublica operating expenses

During 4Q05, AeroRepublica generated operating expenses of US$41.1 million, a 17.6% increase in operating expenses of US$34.9 million in 3Q05.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$4.2 million in 4Q05, a 119.9% increase over non-operating expenses of US$1.9 million in 4Q04 that was primarily attributable to higher interest expenses and lower other non-operating income.

Copa Airlines non-operating income (expense)

Non-operating expense totaled US$3.8 million for 4Q05, a 99.3% increase over non-operating expense of US$1.9 million in 4Q04, attributable primarily to higher interest expense and lower non-operating income.

Interest expense.  Interest expenses totaled US$5.2 million in 4Q05, an 18.7% increase over interest expense of US$4.4 million in 4Q04, resulting from a higher average debt balance carried and higher average interest rates.  The average effective interest rates for Copa Airlines’ debt also increased by 0.48% from 4.38% during the 4Q04 to 4.86% during the 4Q05.  At the end of 4Q05 approximately 65% of Copa Airlines’ outstanding debt was fixed at an average effective rate of 4.47%

Interest income.  Interest income totaled US$1.2 million in 4Q05, a 116.9% increase over interest income of US$0.5 million in 4Q04, resulting from higher a average cash balance during the period and higher average interest rates.

Other, net.  Other, net expense totaled US$0.2 million in 4Q05 versus other, net income of US$2.0 million in 4Q04.  This expense was primarily the result of a US$1.7 million unrealized mark to market loss in the value of fuel hedge contracts.

AeroRepublica non-operating income (expense)

During 4Q05, AeroRepublica generated non-operating expenses of US$0.3 million.

OUTLOOK FOR 2006

Guidance for 2006 is based on strong demand in Copa Airlines operations, partially offset by lower load factors in AeroRepublica.  The main drivers of our outlook for full year 2006 are presented in the following table:

Financial Outlook (US GAAP)	2006 (Preliminary)

ASM,s (billion)	+/- 7.0
Average Load Factor	+/- 70%
RASM (cents)	+/- 11.1
CASM Ex-fuel (cents)	+/- 6.4
Operating Margin	14.5% - 16.0%

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 303-3348
e-mail: jputaturo@copaair.com
www.copaair.com.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’  filed disclosure documents and are, therefore, subject to change without prior notice.

Operating data
US GAAP - Unaudited

	Unaudited 4Q05	Unaudited 4Q04	% Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,339	616	117.5%
Revenue passengers miles (RPM) (mm)	1,088	663	64.1%
Available seat miles (ASMs) (mm)	1,549	952	62.7%
Load factor	70.2%	69.7%	0.6 p.p.
Break-even load factor	61.1%	57.9%	3.2 p.p.
Yield (US$ cents)	15.30	14.46	5.8%
Operating revenue per ASM (US$ cents) (RASM)	11.59	11.20	3.5%
Operating expenses per ASM (US$ cents) (CASM)	10.10	9.64	4.7%
Copa Segment
Revenue passengers miles (RPM) (mm)	865	663	30.3%
Available seat miles (ASMs) (mm)	1,165	952	22.4%
Load factor	74.2%	69.7%	4.5 p.p.
Operating revenue per ASM (US$ cents) (RASM)	11.88	11.20	6.0%
Operating expenses per ASM (US$ cents) (CASM)	9.91	9.64	2.8%
Average number of aircraft	22.6	20.1	12.6%
AeroRepublica Segment
Revenue passengers miles (RPM) (mm)	224	—	n/a
Available seat miles (ASMs) (mm)	384	—	n/a
Load factor	58.2%	—	n/a
Operating revenue per ASM (US$ cents) (RASM)	10.75	—	n/a
Operating expenses per ASM (US$ cents) (CASM)	10.69	—	n/a
Average number of aircraft	11.40	—	n/a

Copa Holdings S.A.
Income Statement
(US$ Thousands)

	Unaudited 4Q05	Unaudited 4Q04	% Change	Unaudited 3Q05	% Change

Operating Revenues
Passenger Revenue	166,581	95,959	73.6%	166,607	0.0%
Cargo, mail and other	13,064	10,712	22.0%	11,340	15.2%

Total Operating Revenue	179,645	106,671	68.4%	177,947	1.0%
Operating Expenses
Aircraft fuel	51,570	18,796	174.4%	44,130	16.9%
Salaries and benefits	21,596	15,716	37.4%	18,152	19.0%
Passenger servicing	14,450	10,106	43.0%	13,956	3.5%
Commissions	13,631	7,615	79.0%	13,459	1.3%
Reservations and sales	7,798	6,391	22.0%	7,712	1.1%
Maintenance, material and repairs	10,572	5,843	80.9%	9,779	8.1%
Depreciation	5,013	5,911	-15.2%	5,109	-1.9%
Flight operations	7,039	4,769	47.6%	6,906	1.9%
Aircraft rentals	8,280	4,010	106.5%	7,437	11.3%
Landing fees and other rentals	5,627	3,214	75.1%	5,016	12.2%
Other	10,919	9,459	15.4%	10,218	6.9%

	156,495	91,830	70.4%	141,874	10.3%

Operating Income	23,150	14,841	56.0%	36,073	-35.8%
Non-operating Income (Expense):
Interest expense	-5,874	-4,412	33.1%	-6,046	-2.8%
Interest capitalized	432	15	2780.0%	313	38.0%
Interest income	1,284	545	135.6%	940	36.6%
Other, net	-5	1,959	-100.3%	-108	-95.4%

	-4,163	-1,893	119.9%	-4,901	-15.1%

Income before Income Taxes	18,987	12,948	46.6%	31,172	-39.1%
Provision for Income Taxes	1,606	1,069	50.2%	3,497	-54.1%

Net Income	17,381	11,879	46.3%	27,675	-37.2%

Basic EPS	0.41	0.28	46.3%	0.65	-37.2%
Basic Shares	42,812,500	42,812,500	0.0%	42,812,500	0.0%

Copa Holdings S.A.
Income Statement
(US$ Thousands)

	Unaudited 2005	Audited 2004	% Change

Operating Revenues
Passenger Revenue	565,131	364,611	55.0%
Cargo, mail and other	43,443	35,226	23.3%

Total Operating Revenue	608,574	399,837	52.2%
Operating Expenses
Aircraft fuel	149,303	62,549	138.7%
Salaries and benefits	69,730	51,701	34.9%
Passenger servicing	50,622	39,222	29.1%
Commissions	45,087	29,073	55.1%
Reservations and sales	29,213	22,118	32.1%
Maintenance, material and repairs	32,505	19,742	64.6%
Depreciation	19,857	19,279	3.0%
Flight operations	24,943	17,904	39.3%
Aircraft rentals	27,631	14,445	91.3%
Landing fees and other rentals	17,909	12,155	47.3%
Other	36,283	29,306	23.8%

	503,083	317,494	58.5%

Operating Income	105,491	82,343	28.1%
Non-operating Income (Expense):
Interest expense	-21,629	-16,488	31.2%
Interest capitalized	1,089	963	13.1%
Interest income	3,584	1,423	151.9%
Other, net	4,056	6,063	-33.1%

	-12,900	-8,039	60.5%

Income before Income Taxes	92,591	74,304	24.6%
Provision for Income Taxes	9,864	5,732	72.1%

Net Income	82,727	68,572	20.6%

Basic EPS	1.93	1.60	20.6%
Basic Shares	42,812,500	42,812,500	0.0%

Copa Holdings
Balance Sheet
(US$ Thousands)

	December 31, 2005	September 30, 2005	December 31, 2004

	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$94,106	$102,496	$95,718
Restricted cash and cash equivalents	7,646	4,882	3,948
Short-term investments	20,384	21,823	15,225

Total cash, cash equivalents and short-term investments	122,136	129,201	114,891
Accounts receivable, net of allowance for doubtful accounts	49,044	54,965	27,706
Accounts receivable from related parties	448	298	—
Expendable parts and supplies, net of allowance for obsolescence	4,070	3,358	2,333
Prepaid expenses	13,502	14,921	8,403
Other current assets	3,239	5,685	2,702

Total Current Assets	192,439	208,428	156,035
Long-term investments	18,529	—	—
Property and Equipment:
Owned property and equipment:
Flight equipment	628,876	575,511	593,825
Other equipment	35,899	33,873	27,233

	664,775	609,384	621,058
Less: Accumulated depreciation	(79,985)	(78,705)	(87,037)

	584,790	530,679	534,021
Purchase deposits for flight equipment	52,753	42,189	7,190

Total Property and Equipment	637,543	572,868	541,211
Other Assets:
Net pension asset	1,261	1,313	1,153
Goodwill	21,226	20,716	—
Intangible asset	31,298	32,347	—
Other assets	13,867	10,454	3,651

Total Other Assets	67,652	64,830	4,804

Total Assets	$916,163	$846,126	$702,050

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term debt	$67,905	$60,571	$30,573
Accounts payable	41,590	38,509	25,335
Accounts payable to related parties	10,925	9,683	3,733
Air traffic liability	85,673	78,969	53,423
Taxes and interest payable	26,975	26,974	16,269
Accrued expenses payable	15,255	13,591	12,848
Other current liabilities	5,656	5,547	830

Total Current Liabilities	253,979	233,844	143,011
Non-Current Liabilities:
Long-term debt	402,954	369,237	380,827
Post employment benefits liability	1,283	1,383	1,158
Other long-term liabilities	8,790	7,419	1,310
Deferred tax liabilities	3,527	5,020	1,589

Total Non-Current Liabilities	416,554	383,059	384,884
Commitments and Contingencies	—	—	—

Total Liabilities	670,533	616,903	527,895

Shareholders’ Equity:
Class A - 30,034,375 shares issued and outstanding	19,813	19,813	19,813
Class B - 12,778,125 shares issued and outstanding	9,410	9,410	9,410
Retained earnings	217,590	200,209	144,932
Accumulated other comprehensive loss	(1,183)	(209)	—

Total Shareholders’ Equity	245,630	229,223	174,155

Total Liabilities and Shareholders’ Equity	$916,163	$846,126	$702,050

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 03/30/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO